Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intermolecular, Inc.:
We consent to the use of our reports dated March 1, 2013, with respect to the consolidated balance sheets of Intermolecular, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and of stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference.

/s/ KPMG LLP

Santa Clara, California
March 1, 2013